UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of May 2007

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated May 2, 2007
2	News Release dated May 22, 2007
3	Material Change Report dated May 2, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2007	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Jet Gold Corp

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

 Jet Starts Naskeena Diamond Drill Program  Adds to Texas Gas Holdings

May 2, 2007 - Mr. Robert Card, President of Jet Gold Corp. (TSX V.JAU) (the “Company”) is pleased to report that it has started the diamond drill program on its Naskeena coal project located north of Terrace, B.C.  On Friday, April 27, 2007, Driftwood Diamond Drilling mobilized their D6 cat to the property to begin road clearing and drill pad construction.  The work over the past weekend included plowing out the remaining 2-3 feet of snow from the main access road.  By Sunday, the operator had cleared most of the brushed in logging roads requiring work and had constructed 9 drill pads.  During the coming week, additional pads will be constructed and ready for the drill which is expected to arrive on the property on Friday, May 4, 2007.  The Company is fortunate that the area is crisscrossed by all-weather logging roads thereby reducing the amount of new road building required.

The Naskeena project encompasses an area of approximately 17 square miles and is located 60 km from Terrace, B.C., adjacent to a paved road and about 180 km from the coal port at Prince Rupert, B.C.  Two previous historical reports on the property have suggested a potential resource of up to 240 million tonnes of high-grade coal, however, these reports were only estimates and were not National Instrument 43-101 compliant, and thus would need to be confirmed by a modern exploration program.  Nevertheless, a number of coal seams are now visible and management is very encouraged by the property evaluation so far.

The Company also reports that is has acquired a 4% interest in a natural gas well in Texas called the Harris #2 JV.  The project involves re-opening a capped gas well and re-completing it and hooking it up to pipeline.  The well produced previously during the early 1990's but was shut in due to low gas prices.  The well was producing from Lower Wilcox Sands and has other formations carrying gas behind the pipe further uphole.  The Company expects that work to open up the well will commence within the next two weeks and should take about 30 days.

On behalf of the Board of Directors

Jet Gold Corp

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card, President

1-888-687-7828

email: jetgoldcorp@shaw.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

_____________________________________________________________________________________________________________________

Jet Gold Corp

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD NASKEENA DRILLING UPDATE

Vancouver, BC - May 22, 2007 - Jet Gold Corp. (TSX-V: JAU) (the “Company”) is pleased to announce that on May 4, 2007, the diamond drilling program commenced on the Naskeena Coal Property.  The first phase is well under way with approximately half of the forecasted 3000 feet of drilling completed.  The drilling program will be expanded to the next phase immediately and the extent of drilling required to fully delineate this large coal prospect is anticipated to keep the drill busy most of the summer.

In the current phase of drilling, the Company is proving out the Naskeena coal beds as described by Monckton and Brewer in 1914.  The program will expand once drilling on these reported showings is completed and a review of the coal bed geometry can be undertaken.  To date, the drilling has intersected these coal beds and found typically flatter bedding (dip) angles, 12 to 20 degrees versus the 25 to 27 degrees described. These flatter beds will be suitable for open pit mining.  The Company is waiting for reports on additional holes as they are completed and it should be noted that detailed core logging is underway and that samples have not been sent for assay at this time.

The Naskeena Project encompasses an area of approximately 17 square miles and is located 27 miles from Terrace, BC adjacent to a paved highway and about 100 miles from the coal port at Prince Rupert, BC.  Two previous historical reports on the property have suggested a potential resource of over 200 million tonnes of high grade coal, however, these reports were only estimates, not NI 43-101 compliant.  A qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon and thus needs to be confirmed by the ongoing exploration program.

The field work program is being coordinated by Doug McRae, RFT and supervised by project geologist Alex Burton, P.Eng., P.Geo., the  NI 43-101 qualified person for the Naskeena Project.

On behalf of the Board of Directors

Jet Gold Corp.

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card

Jet Gold Corp.

604-687-7828, 1-888-687-7828

Jetgoldcorp@shaw.ca

www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release

______________________________________________________________________________________________________________

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

REPORTING ISSUER

Jet Gold Corp.

(the "Company")

1102 – 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

May 2, 2007

ITEM 3

PRESS RELEASES

Issued May 2, 2007 at Vancouver, BC

ITEM 4

SUMMARY OF MATERIAL CHANGE

1.

The Company has started the diamond drill program on its Naskeena coal project, and

2.

has acquired a 4% interest in a natural gas well in Texas.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold Corp has started the diamond drill program on its Naskeena coal project located north of Terrace, B.C.  On Friday, April 27, 2007, Driftwood Diamond Drilling mobilized their D6 cat to the property to begin road clearing and drill pad construction.  The work over the past weekend included plowing out the remaining 2-3 feet of snow from the main access road.  By Sunday, the operator had cleared most of the brushed in logging roads requiring work and had constructed 9 drill pads.  During the coming week, additional pads will be constructed and ready for the drill which is expected to arrive on the property on Friday, May 4, 2007.  The Company is fortunate that the area is crisscrossed by all-weather logging roads thereby reducing the amount of new road building required.

The Naskeena project encompasses an area of approximately 17 square miles and is located 60 km from Terrace, B.C., adjacent to a paved road and about 180 km from the coal port at Prince Rupert, B.C.  Two previous historical reports on the property have suggested a potential resource of up to 240 million tonnes of high-grade coal, however, these reports were only estimates and were not National Instrument 43-101 compliant, and thus would need to be confirmed by a modern exploration program.  Nevertheless, a number of coal seams are now visible and management is very encouraged by the property evaluation so far.

The Company also reports that is has acquired a 4% interest in a natural gas well in Texas called the Harris #2 JV.  The project involves re-opening a capped gas well and re-completing it and hooking it up to pipeline.  The well produced previously during the early 1990's but was shut in due to low gas prices.  The well was producing from Lower Wilcox Sands and has other formations carrying gas behind the pipe further uphole.  The Company expects that work to open up the well will commence within the next two weeks and should take about 30 days.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7

OMITTED INFORMATION

Not applicable.

ITEM 8

EXECUTIVE OFFICER

Robert Card, President at (604) 687-7828

ITEM 9

DATE OF REPORT

May 2, 2007

JET GOLD CORP.

“Robert L. Card”

Robert L. Card

President

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